[SIMPSON THACHER & BARTLETT LLP Letterhead]
June 6, 2011

Re:	ClubCorp Club Operations, Inc. Amendment No. 1 to the Registration Statement on Form S-4 Filed May 9, 2011 (File No. 333-173127)

Ms. Sonia Bednarowski
Attorney—Advisor
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Dear Ms. Bednarowski:

        On behalf of our client, ClubCorp Club Operations, Inc. (the "Company"), we are providing the following responses to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated May 25, 2011 (the "Comment Letter") relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 of the Company and the subsidiary guarantors listed therein (together with the Company, the "Filing Persons") filed on May 9, 2011 ("Amendment No. 1").

        For your convenience, we reproduced each of the Staff's comments in this letter, using italicized text, and we indicate the Company's response immediately below each of the Staff's comments. The Filing Persons have also revised Amendment No. 1 in response to the Staff's comments, and are filing concurrently with this letter Amendment No. 2 to the Registration Statement ("Amendment No. 2") that reflects these revisions and generally updates the information contained therein. We have sent to you via courier five marked and five clean paper copies of Amendment No. 2 for the convenience of the Staff.

        On behalf of the Company, please be advised of the following:

Prospectus Summary, page 1

  1.
  Please revise to clarify what you mean by "member-focused management skills" on page 1 and throughout.

        Response:    Please see the revised disclosure on pages 1 and 69 of Amendment No. 2.

  2.
  In one of the opening paragraphs, please provide your revenues and net income (loss) for the most recent audited period and interim stub to provide a financial snapshot for your company.

        Response:    Please see the revised disclosure on page 1 of Amendment No. 2.

Competitive Strengths, page 1

  3.
  Please revise the first sentence in this section to state as a belief.

        Response:    Please see the revised disclosure on page 2 of Amendment No. 2.

Industry Trends, page 3

  4.
  We note your response to our prior comment 7 and reissue in part. Please revise here to clarify your statement that the golf industry has attractive supply/demand dynamics by balancing this disclosure with your disclosure found elsewhere that the golf industry is still overcoming a supply and demand imbalance caused by a dramatic increase in the number of facilities in the 1990s and that 2010 was the fifth consecutive year in which facility closures outnumbered openings. In addition, please discuss this trend in your risk factors section or explain why this is not necessary.

        Response:    Please see the revised disclosure on page 3 of Amendment No. 2. The Company advises the Staff that the Company believes that the first four risk factors under "Risks Related to Our

Business" on pages 22 to 25 of Amendment No. 2 adequately cover the risks that the Company is subject to relating to current supply/demand imbalances in the golf industry. The Company also advises the staff of the additional disclosure on page 76 of Amendment No. 2 relating to private golf facility openings and closings.

Summary Financial and Other Data, page 13

  5.
  Within the table on page 14, we note you present the ratio of earnings to fixed charges with several years showing less than a one-to-one coverage. In this event, the dollar amount of the deficiency should be disclosed in a footnote without showing a ratio (of less than one-to-one coverage) in the table. Reference is made to Instruction 2(A) to Item 503(d) of Regulation S-K.

        Response:    Please see the revised table on page 14 of Amendment No. 2. The Company advises the Staff that the dollar amount of the deficiency for each of applicable fiscal periods was disclosed in footnote (3) on page 15 of Amendment No. 2. Please also see revised Exhibit 12 to Amendment No. 2.

Business, page 69

Overview, page 69

  6.
  Please revise the last sentence in this section to state as a belief.

        Response:    Please see the revised disclosure on page 70 of Amendment No. 2.

Consolidated Financial Statements, page F-1

Note 3, Summary of Significant Accounting Policies, page F-9

Goodwill and Other Intangibles page F-11

  7.
  We note your response to comment 14 from our letter, dated April 22, 2011, including your assertion that you are unaware of the business reasons why Citigroup would forgive $342.3 million in senior secured debt. Generally, the forgiveness of debt indicates that the value of the underlying collateral has diminished. Otherwise, the holder of the debt would generally pursue the remedies available to them to satisfy the debt, including foreclosure on the underlying collateral. In light of the general declines in the golf industry (as you describe in your document starting on page 76), and the decision of Citigroup to forgive $342.3 million in outstanding secured debt, it is unclear how you are able to support your assertion that goodwill was not impaired as of December 31, 2010. As such, please provide us with the assumptions and estimates used in reaching the fair values provided in Annex C of your response letter. In addition, where a range of estimates was considered, please provide us with the range. Include support for the assumptions used in determining your estimates, including your assumptions regarding discount rates, royalty rates, growth rates, sales projections and terminal value rates.

        Response:    The Company advises the Staff that the refinancing transaction was a result of negotiations over a period of months with each party having their own motivations. The Company acknowledges the Staff's observation regarding the circumstances under which Citibank may have been motivated to forgive a portion of the Company's debt. The Company is not able to speak to Citibank's business reasons and while somewhat speculative on the Company's part, based upon the Company's knowledge of such transaction, the Company is aware of the following: (1) the effective interest rate on the Company's former debt of approximately 2% was below the weighted average rate of approximately 8% related to the Company's refinanced debt, and (2) the transaction afforded Citibank the opportunity to decrease its exposure in the sector in which the Company operates, in this case taking Citibank's position in the Company's debt from $1.5 billion to $22 million. It is the Company's understanding that Citibank was seeking to reduce the amount of debt positions it held in certain sectors, including the Company's debt. At the time of the Company's negotiations with Citibank, the Company's debt benefited from both multiple years remaining until maturity and a low interest rate which, in the then current interest rate environment, may have made such debt difficult to sell to third party buyers during the global financial crisis. The negotiations regarding the forgiveness of debt resulted in such debt being refinanced under market terms at the time and syndicated to a broader group of institutional investors, which enabled Citibank to reduce its exposure to the Company. From the Company's standpoint, the refinancing transaction was simply an opportunistic transaction.

        As background, the Company advises the Staff that the Company assesses the recoverability of the carrying value of goodwill and other indefinite lived assets at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The Company concluded that goodwill was not impaired for any fiscal year subsequent to the KSL acquisition. The Company evaluates goodwill for impairment at the reporting unit level. Prior to the Reorganization Transaction on November 30, 2010, the Company had three reporting units (defined as (1) golf and country, (2) business, sports and alumni clubs and (3) resorts), with goodwill allocated to each reporting unit based on its relative fair value at the date of the KSL acquisition in 2006. For the fiscal years ended December 25, 2007 and December 30, 2008, the Company assessed the recoverability of goodwill as of the last day of the fiscal year. For the fiscal years ended December 29, 2009 and December 28, 2010, the Company changed the date that it assessed goodwill for recoverability to be the first day of its fourth fiscal quarter (September 9, 2009 and September 8, 2010, respectively) to allow more time for its assessment in anticipation of becoming a public filer.

        FASB ASC 350 requires a two step approach where the Company computes the fair value of the reporting unit and compares it with its carrying value. If the carrying value exceeds estimated fair value, a second step is performed to measure the goodwill impairment. The Company considers actual reporting unit cash flows, budgeted cash flows and economic and industry trends in determining fair value. The Company prepares five year projections of operating results and capital expenditures annually for each reporting unit in order to manage the business and to satisfy the Company's owners and/or lenders. The Company prepares its projections based on its strategic business and marketing initiatives and its best estimates of sales, expenses, capital expenditures and growth rates. The Company's owners (affiliates of KSL) utilize the Company's projections to prepare internal valuations which include the Company's reporting units.

        The Company also provides its projections to third party valuation consultants who assist the Company in corroborating its valuation assumptions, including discount rates, terminal value rates, growth rates and royalty rates.

        The Company estimates the discount rate used for each period by calculating a weighted average cost of capital that measures the Company's debt and equity financing weighted by the percentage of debt and percentage of equity in the Company's targeted capital structure. In determining the Company's cost of equity and debt, the Company considers specific guideline companies identified in the Company's market approach and the related equity risk associated with those companies and an after tax cost of debt that is based on published 20-year USD composite BB- rated yield as of the applicable valuation date.

        The discount rates are used to discount the future debt free cash flows and terminal value to the valuation date. These cash flows are estimated into perpetuity based on terminal growth rates. The Company develops its terminal year growth rates based on long-term inflation forecasts and what the Company believes is the long-term real growth potential for each reporting unit.

        The valuation models have been consistently prepared by the third party valuation consultants using a combination of the income approach and market approach, which are further defined below:

        Income Approach—focuses on the income-producing capability of the company or asset. The underlying premise of this approach is that the value of a company or asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject company or asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the company or asset over its life and converting these after-tax cash flows to present value through discounting. The discounting process uses a rate of return that accounts for both the time value of money and investment risk factors. Finally, the present values of the after-tax cash flows over the life of the company or asset are totaled to arrive at an indication of the fair value.

        The Market Approach—is comprised of the Guideline Company Method ("GCM") and the Similar Transactions Method ("STM"). The application of the Market Approach results in an estimate of the price reasonably expected to be realized from the sale of the company or asset. The GCM focuses on comparing the company to similar (or "guideline") publicly traded companies. When the STM is utilized, data is collected on the prices paid for reasonably comparable companies. Adjustments are made to the purchase consideration to compensate for differences between reasonably similar companies and the company being valued.

        In arriving at the fair values for the reporting units, for all years presented, we have consistently more heavily weighted the results of the Income Approach due to the unique nature of the Company's business. For the Market Approach, we used comparable public companies from the lodging, health club, restaurant, cruise, ski and motor-sport sectors and, while such companies may be general indicators of leisure spending, the Company believes that these companies are not as clearly indicative of the Company's business. The valuations are based on a debt free valuation model and the impact of the capital structure of the Company is included in the discount rate.

        Outlined in Annex D attached hereto are the various assumptions used in determining the estimates of fair values, including discount rates, royalty rates, growth rates, sales projections and terminal value rates used to determine the fair values included in Revised Annex C attached hereto (for each year presented).

        To the extent a range of values was considered, those have been provided in Annex D as well. For each of the years presented, the Company's fair value of its reporting units determined by its third party valuation consultants fell within the range of reporting unit values determined by the Company's owners in preparing internal valuations, which are prepared independently using a similar methodology as the third party valuations.

  8.
  We note from the table on page 62 that your Adjusted EBITDA has declined from $176 million for 2008 to $166 million in 2009, and further declined to $152 million in 2010. Please provide us with your annualized Adjusted EBITDA at the time of your acquisition by KSL in 2006, and tell us the Adjusted EBITDA multiple implied by the purchase price at that time. Then, tell us the Adjusted EBITDA multiple implied by the fair values shown in Annex C (for each year presented). Finally, based on your knowledge of the golf industry, tell us what Adjusted EBITDA multiple you believe would have been used had you been acquired by KSL in 2010 rather than in 2006. If known, provide us with the multiple implied by any recent transactions in the golf industry.

        Response:    The Company advises the Staff that the 2006 annualized Adjusted EBITDA at the time of the KSL acquisition of $121 million would have yielded an implied Adjusted EBITDA multiple of 11x based upon the purchase price ascribed to the clubs business units at that time. The Adjusted EBITDA multiple implied by the fair values for all years presented have been included in Revised Annex C attached hereto. Based upon multiple factors involved in the acquisition of private clubs, it is difficult to ascertain and generalize the appropriate multiples comparable to the KSL acquisition in 2006. The Company is not aware of any recent transaction in the golf industry of a portfolio in scope and size to the KSL acquisition of ClubCorp. Therefore, the Company does not believe it could provide an estimate of the multiple that would have been used by KSL to acquire ClubCorp in 2010. Annex E attached hereto provides comparable public company values and implied multiples used in the valuations prepared for the Company's annual goodwill impairment tests and by the Company's owners in preparing internal valuations each year. The comparable public companies are selected based on the companies that most closely match each reporting unit's business descriptions and operations. The

Company's implied adjusted EBITDA multiples shown in Revised Annex C are within the range of the comparable public company implied EBITDA multiples for each year shown in Annex E.

  9.
  In your response to comment 39 from our letter, dated April 22, 2011, you stated that you did a valuation in connection with your impairment test as of September 8, 2010. You further stated that, due to its proximity to the ClubCorp Formation on November 30, 2010, such valuation contemplated the effects of the November 30, 2010 transaction. In this regard, please clarify for us how you considered Citigroup's forgiveness of debt in your analysis of goodwill impairment.

        Response:    The Company advises the Staff that the Company's new capital/debt structure was contemplated in the preparation of its five year projections. In addition, in preparing its five year projections and developing the respective growth rates included in the determination of the 2010 fair values, there was deemed to be a level of capital expenditures required to achieve those projections. The level of cash flows after debt service that would allow for these capital expenditures was contemplated in the Company's models and is included in the Company's approach to analyze goodwill for impairment as further outlined in response to comment 7 above.

Exhibit 5.1

  10.
  We note your response to our prior comment 44, Please revise the 5.1 opinion to expressly state what you are relying on the local opinions for.

        Response:    Please see revised Exhibit 5.1 to Amendment No. 2.

Exhibit 5.3

  11.
  We note your response to our prior comment 46 and reissue in part. Please have counsel remove the second sentence in the second to the last paragraph as it is inappropriate to attempt to limit reliance. Similarly, please have counsel remove the last sentence in Exhibit 5.18, the second to the last sentence in Exhibit 5.23 and the third and fourth sentences in the second to the last paragraph in Exhibit 5.24.

        Response:    Please see revised Exhibits 5.3, 5.18, 5.23 and 5.24 to Amendment No. 2.

Exhibit 5.4

  12.
  Please refer to the fifth paragraph, second sentence. The opinion must speak as to the date of effectiveness. Please delete the sentence regarding the laws in effect on the date hereof' or file an updated opinion at effectiveness. Please also refer to our prior comment 45. Similarly revise the fifth paragraph in Exhibits 5.5 and 5.6.

        Response:    Please see revised Exhibits 5.4, 5.5 and 5.6 to Amendment No. 2. The Company advises the Staff that the Company will file dated opinions as Exhibits 5.1 through 5.24 on the date that it expects the Commission to declare the registration statement effective.

Exhibit 5.7

  13.
  Refer to the second paragraph. Please delete the second sentence in that paragraph.

        Response:    Please see revised Exhibit 5.7 to Amendment No. 2.

  14.
  We note your response to our prior comment 50 and reissue in part. Please have counsel revise assumption (ix) to limit it to persons other than the Guarantors.

        Response:    Please see revised Exhibit 5.7 to Amendment No. 2.

Exhibit 5.8

  15.
  Refer to the third paragraph and points (a) through (i). The opinion must speak as to the date of effectiveness. Either delete the phrases throughout that indicate that it is in force and effect as of the date hereof, or a date earlier than the effective date, or file an updated opinion at effectiveness.

        Response:    The Company advises the Staff that the Company will file dated opinions as Exhibits 5.1 through 5.24 on the date that it expects the Commission to declare the registration statement effective.

  16.
  Please revise the opinion to opine that the applicable guarantees are duly authorized.

        Response:    Please see revised Exhibit 5.8 to Amendment No. 2.

  17.
  Refer to the third to last paragraph. The Texas opinion should encompass all Texas laws and judicial decisions interpreting those laws. Therefore, please revise this paragraph to remove the carve outs of Texas law. Similarly revise Exhibit 5.11 as to Georgia law, Exhibit 5.12 as to Massachusetts law, Exhibit 5.14 as to Virginia law, Exhibit 5.15 as to D.C. laws, Exhibit 5.19 as to Arkansas laws, Exhibit 5.20 as to Illinois and Washington laws, Exhibit 5.21 as to Wisconsin laws, Exhibit 5.22 as to Louisiana laws, Exhibit 5.23 as to Kansas laws, and Exhibit 5.24 as to North and South Carolina laws.

        Response:    Please see revised Exhibits 5.8, 5.11, 5.12, 5.14, 5.15, 5.19, 5.20, 5.21, 5.22, 5.23 and 5.24 to Amendment No. 2.

Exhibit 5.9

  18.
  Under "C. Opinions.," please delete "currently in effect" or provide an updated opinion at effectiveness, as the opinion must speak as of the date of effectiveness.

        Response:    The Company advises the Staff that the Company will file dated opinions as Exhibits 5.1 through 5.24 on the date that it expects the Commission to declare the registration statement effective.

Exhibit 5.10

  19.
  We note the reference to "current actual knowledge," as to the meaning of the statement "to our knowledge," and that the opinion is as to the "laws currently in effect" Please delete those phrases or provide an updated opinion at effectiveness.

        Response:    The Company advises the Staff that the Company will file dated opinions as Exhibits 5.1 through 5.24 on the date that it expects the Commission to declare the registration statement effective.

  20.
  We note your response to our prior comment 5.8 and reissue. Please have counsel revise opinion 6(c) on page 2 by removing the "to our knowledge" qualifier and the "identified to us by any Guarantor" as it is inappropriate to make such assumptions regarding counsel's own client. Similarly, please have counsel revise opinion 5(c) of Exhibits 5.11, 5.12, 5.13, 5.14, 5.15, 5.18 and 5.23, opinion 4 of Exhibits 5.16, 5.17, 5.19 and 5.21 and opinion 8 on page 9 of Exhibit 5.24.

        Response:    The Company advised the Staff that applicable counsel believe that it is appropriate and customary for such counsel to rely on the Company to identify to such counsel all relevant judicial orders that the Company may be subject to as such counsel would not be able to conduct a search of each of the relevant dockets in a timely manner or without undue expense. The Company advises the Staff that the "to our knowledge" qualifier has been deleted in each of the revised Exhibits 5.10, 5.11, 5.12, 5.13, 5.14, 5.15, 5.16, 5.17, 5.18, 5.19, 5.21, 5.23 and 5.24 to Amendment No. 2.

Exhibit 5.11

  21.
  Refer to the seventh paragraph. The opinion must speak as of the date of effectiveness. As such, please either delete "based upon the laws of the State currently in effect," or file an updated opinion at effectiveness. Similarly revise Exhibits 5.12, 5.13, 5.14, 5.15 and 5.18.

        Response:    The Company advises the Staff that the Company will file dated opinions as Exhibits 5.1 through 5.24 on the date that it expects the Commission to declare the registration statement effective.

  22.
  In this regard, please consider updating the dates of review of the Schedule A documents or advise. This also appears to apply to documents listed in Exhibit 5.23.

        Response:    The Company advises the Staff that the Company will file dated opinions as Exhibits 5.1 through 5.24 on the date that it expects the Commission to declare the registration statement effective.

* * * *

        We hope that the foregoing has been responsive to the Staff's comments. Please contact William B. Brentani at (650) 251-5110 with any questions regarding the foregoing.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Kristin Shifflet David Humphrey Susan Block
Securities and Exchange Commission
Curtis McClellan
ClubCorp Club Operations, Inc.

Revised Annex C

	Reporting Units ($000's)
	Golf and Country Clubs	Business, Sports and Alumni Clubs	Resorts	Total	Implied EBITDA Multiple-Clubs Only
2007
Carrying Value	$1,088,796	$201,856	$268,702	$1,559,354
Fair Value	1,301,000	309,000	384,000	1,994,000	10x

Excess of Fair Value over Carrying Value	212,204	107,144	115,298	434,646

2008
Carrying Value	973,317	160,987	235,993	1,370,297
Fair Value	1,199,800	219,900	304,700	1,724,400	8x

Excess of Fair Value over Carrying Value	226,483	58,913	68,707	354,103

2009
Carrying Value	1,037,468	164,223	232,368	1,434,058
Fair Value	1,264,800	218,900	317,500	1,801,200	9x

Excess of Fair Value over Carrying Value	227,332	54,677	85,132	367,142

2010
Carrying Value	898,799	97,677	227,235	1,223,711
Fair Value	1,020,000	140,000	231,300	1,391,300	8x

Excess of Fair Value over Carrying Value	$121,201	$42,323	$4,065	$167,589

Note: See guideline company multiples at Annex E.

C-1

Annex D

Valuation Range	Low	High	Concluded Value
2007
Golf and Country Clubs	$1,249,912	$1,356,925	$1,301,000
Business, Sports and Alumni Clubs	289,559	324,678	309,000
Resorts	365,949	403,433	384,000
2008
Golf and Country Clubs	$1,043,200	$1,257,800	$1,199,800
Business, Sports and Alumni Clubs	202,400	252,100	219,900
Resorts	243,400	312,400	304,700
2009(1)
Golf and Country Clubs	$—	$—	$1,264,800
Business, Sports and Alumni Clubs	—	—	218,900
Resorts	—	—	317,500
2010(1)
Golf and Country Clubs	$—	$—	$1,020,000
Business, Sports and Alumni Clubs	—	—	140,000
Resorts	—	—	231,300

(1)
Third party valuation consultants did not provide range for 2009 and 2010

	2007	2008	2009	2010
Discount Rate
Golf and Country Clubs	10.5%	11.0%	12.0%	11.5%
Business, Sports and Alumni Clubs	11.0%	11.3%	13.0%	12.5%
Resorts	10.5%	11.0%	12.0%	12.2%
Terminal Year Growth Rate
Golf and Country Clubs	4.0%	4.0%	4.0%	2.5%
Business, Sports and Alumni Clubs	3.0%	2.2%	4.0%	3.0%
Resorts	4.0%	3.1%	4.0%	4.8%
Capitalization Rate
Golf and Country Clubs	6.5%	7.0%	8.0%	9.0%
Business, Sports and Alumni Clubs	8.0%	9.1%	9.0%	9.5%
Resorts	6.5%	7.9%	8.0%	7.4%
Royalty Rate
Golf and Country Clubs	1.5%	1.5%	1.5%	1.5%
Business, Sports and Alumni Clubs	1.5%	1.5%	1.5%	1.5%
Resorts	1.5%	1.5%	1.5%	1.5%

Growth Rates/Sales Projections

2007 Valuation	2007		2008		2009		2010		2011		2012		2013
Sales
Golf and Country Clubs	$532,253	—	$573,117	7.7%	$596,044	4.0%	$618,206	3.7%	$640,609	3.6%	$663,523	3.6%	$686,766	3.5%
Business, Sports and Alumni Clubs	233,135	—	241,098	3.4%	248,984	3.3%	257,093	3.3%	265,466	3.3%	274,112	3.3%	283,040	3.3%
Resorts	135,814	—	147,050	8.3%	156,069	6.1%	160,958	3.1%	166,207	3.3%	171,571	3.2%	—	0.0%
Adjusted EBITDA
Golf and Country Clubs	$132,860	—	$143,111	7.7%	$150,251	5.0%	$156,344	4.1%	$162,489	3.9%	$168,767	3.9%	$175,122	3.8%
Business, Sports and Alumni Clubs	41,791	—	44,741	7.1%	47,364	5.9%	48,008	0.8%	49,719	3.6%	51,486	3.6%	53,313	3.5%
Resorts	35,201	—	45,759	30%	48,553	6.1%	50,022	3.0%	51,652	3.3%	53,314	3.2%	—	0.0%

2008 Valuation	2008		2009		2010		2011		2012		2013
Sales
Golf and Country Clubs	$512,100	—	$512,600	0.1%	$520,200	1.5%	$535,800	3.0%	$554,600	3.5%	$574,000	3.5%
Business, Sports and Alumni Clubs	213,000	—	209,700	(1.5)%	211,800	1.0%	217,100	2.5%	222,600	2.5%	228,100	2.5%
Resorts	126,400	—	113,100	(10.5)%	119,600	5.7%	131,600	10.0%	140,900	7.1%	152,100	7.9%
Adjusted EBITDA
Golf and Country Clubs	$142,000	—	$142,300	0.2%	$145,700	2.4%	$153,100	5.1%	$162,000	5.8%	$170,800	5.4%
Business, Sports and Alumni Clubs	37,700	—	35,900	(4.8)%	36,100	0.6%	37,400	3.6%	38,800	3.7%	40,200	3.6%
Resorts	27,500	—	21,000	(23.6)%	23,600	12.4%	28,600	21.2%	32,600	14.0%	37,500	15.0%

2009 Valuation	LTM(1) 2009		2010		2011		2012		2013		2014
Sales
Golf and Country Clubs	$525,626	—	$521,661	(0.8)%	$556,666	6.7%	$581,716	4.5%	$607,893	4.5%	$629,169	3.5%
Business, Sports and Alumni Clubs	185,458	—	179,750	(3.1)%	188,312	4.8%	194,903	3.5%	201,724	3.5%	207,776	3.0%
Resorts	108,457	—	109,527	1.0%	119,104	8.7%	131,500	10.4%	139,142	5.8%	145,000	4.2%
Adjusted EBITDA
Golf and Country Clubs	$158,735	—	$142,182	(10.4)%	$158,149	11.2%	$168,062	6.3%	$179,171	6.6%	$186,392	4.0%
Business, Sports and Alumni Clubs	39,402	—	30,478	(22.6)%	33,727	10.7%	35,259	4.5%	37,468	6.3%	38,491	2.7%
Resorts	25,033	—	20,920	(16.4)%	24,893	19.0%	30,903	24.1%	33,951	9.9%	36,105	6.3%

2010 Valuation	LTM(1) 2010		2011		2012		2013		2014		2015		2016
Sales
Golf and Country Clubs	$503,567	—	$513,939	2.1%	$521,785	1.5%	$535,583	2.6%	$549,926	2.7%	$561,950	2.2%	$572,561	1.9%
Business, Sports and Alumni Clubs	168,200	—	170,224	1.2%	169,964	(0.2)%	173,337	2.0%	177,753	2.5%	183,235	3.1%	187,703	2.4%
Resorts	105,600	—	115,800	9.7%	120,100	3.7%	125,700	4.7%	130,100	3.5%	134,200	3.2%	—	—
Adjusted EBITDA
Golf and Country Clubs	$126,269	—	$133,803	6.0%	$129,630	(3.1)%	$139,869	7.9%	$150,230	7.4%	$157,057	4.5%	$161,633	2.9%
Business, Sports and Alumni Clubs	24,101	—	26,180	8.6%	24,204	(7.5)%	26,192	8.2%	28,359	8.3%	31,142	9.8%	32,824	5.4%
Resorts	16,700	—	21,100	26.3%	22,900	8.5%	25,400	10.9%	27,200	7.1%	28,600	5.1%	—	—
(1)
Due to the acceleration of the timing of our annual goodwill assessment from the last day of our fiscal year to the first day of our fourth quarter, we began using the trailing twelve months financial information for 2009 and 2010.

Annex E

Comparable Public Company Data

($ in millions, except per share data)

					EBITDA Multiple
		Price per Share @ 12/30/10	Equity Value	Enterprise Value
	Ticker				2007	2008	2009	2010
Carnival Corp.	CCL	$45.92	$37,765	$46,700	10.5x	6.7x	10.7x	12.3x
Royal Caribbean Cruises Ltd.	RCL	46.70	10,051	17,694	9.4x	6.1x	11.8x	12.3x
International Speedway Corp.	ISCA	26.68	1,282	1,461	7.4x	5.4x	6.5x	7.1x
Vail Resorts, Inc.	MTN	52.45	1,887	2,397	9.6x	5.4x	10.6x	12.4x
Speedway Motorsports Inc.	TRK	15.59	650	1,158	6.4x	7.3x	6.3x	6.7x
Interval Leisure Group	IILG	16.58	946	1,125	n/a	n/a	6.8x	7.9x
ClubLink	TSE: LNK	6.55	183	523	n/a	7.8x	8.8x	n/a
Great Wolf Resorts Inc.	WOLF	2.64	86	596	11.7x	8.0x	9.8x	8.9x
Weighted Average			$27,212	$34,961	9.8x	6.4x	10.7x	11.9x
Median			1,114	1,310	9.5x	6.7x	9.3x	8.9x
Simple Average			6,606	8,957	9.2x	6.7x	8.9x	9.7x
Low					6.4x	5.4x	6.3x	6.7x
High					11.7x	8.0x	11.8x	12.4x

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